Exhibit 12.1

Illinois Tool Works Inc.

Computation of Historical Ratios of Earnings to Fixed Charges

(in thousands, except ratio data)

	Six Months Ended June 30,	Fiscal Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Income from continuing operations	$998,043	$2,017,014	$1,452,438	$968,638	$1,623,963	$1,764,678
Plus:
Fixed charges (from below)	129,651	251,613	230,220	221,443	206,729	148,909
Dividends of unconsolidated affiliates	2,884	5,699	3,370	3,448	4,315	4,537
Income taxes	407,600	575,700	636,400	245,282	635,706	726,321

Less:
Income from unconsolidated affiliates, net of taxes	(3,857)	(8,130)	(6,744)	(3,511)	(6,761)	(5,237)

Net Earnings	$1,534,321	$2,841,896	$2,315,684	$1,435,300	$2,463,952	$2,639,208

Fixed Charges:
Interest expense	99,911	$192,133	$175,163	$164,589	$154,368	$101,886
Estimate of interest within rental expense	29,740	59,480	55,057	56,854	52,361	47,023

Total Fixed Charges	$129,651	$251,613	$230,220	$221,443	$206,729	$148,909

Ratio of Earnings to Fixed Charges(1)	11.8x	11.3x	10.1x	6.5x	11.9x	17.7x

(1)	Certain reclassifications of prior years’ data have been made to conform to current year reporting, including discontinued operations. Fiscal years 2010 and 2009 have been restated for the elimination of the one-month lag for the reporting of our international operations outside of North America. See “Item 8. Financial Statements and Supplementary Data” of our Annual Report on Form 10-K for the year ended December 31, 2011 for more detail regarding discontinued operations and the elimination of the one-month lag.